April 29, 2025

VIA EDGAR

Benjamin Holt and David Link

Office of Real Estate & Construction

Division of Corporation Finance

Re:	FISYN FUND II LLC Offering Statement on Form 1-A/A Filed April 14, 2025 File No 024-12561	Re:	Avvenire Electric Vehicle International Corp. Amendment No. 2 to Form 1-A Filed November 16, 2023 File No. File No. 024-12330
REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Mr. Holt and Mr. Link:

FISYN FUND II LLC (the “Registrant”) hereby requests the qualification of its Offering Statement on Form 1-A, as amended (File No. 024-12561), filed on April 14, 2025, so that it may become qualified at 9:00 a.m. Eastern Time on April 30, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Jeffrey McConnell, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualification by a telephone call to Mr. McConnell at (949) 933-3918.

Best Regards,

FISYN FUND II LLC

/s/ Rawney McVaney
Rawney McVaney
Managing member of Financial Synergy Holdings LLC, the manager of FISYN Management Company LLC

/s/ Micah McVaney
Micah McVaney
Manager of FISYN Management Company LLC